Exhibit 99.98

Amaya Normal Course Issuer Bid Approved by the TSX

MONTREAL, Feb. 13, 2015 /CNW/ - Amaya Inc. (“Amaya” or the “Corporation”) (TSX: AYA) announced today that the Toronto Stock Exchange (the “TSX”) has approved its notice of intention to make a normal course issuer bid (“NCIB”) to purchase for cancellation up to 6,644,737 common shares (“Common Shares”), representing approximately 5% of Amaya’s 132,894,750 Common Shares issued and outstanding as of January 26, 2015. The Corporation may purchase the Common Shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as may be permitted by the TSX rules and policies. The actual number of Common Shares that may be purchased and the timing of any such purchases will be determined by the Corporation. In accordance with the applicable TSX rules, daily purchases under the NCIB will not exceed 161,724 Common Shares, representing 25% of the average daily trading volume of the Common Shares for the six months period ending on January 31, 2015, and the Corporation may make, once per calendar week, a block purchase of Common Shares not owned, directly or indirectly, by insiders of Amaya that exceeds the daily repurchase restriction. The NCIB will commence on February 18, 2015 and will remain in effect until the earlier of February 17, 2016 or the date on which the Corporation has purchased the maximum number of Common Shares permitted under the NCIB.

Amaya is making the NCIB because it believes that, from time to time, the prevailing market price of its Common Shares may not reflect the underlying value of the Corporation, and that purchasing Common Shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders.

ABOUT AMAYA

Amaya is the owner of Rational Group, which owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in major global casinos, and poker programming created for television and online audiences. Amaya also provides B2B interactive and physical gaming solutions to the regulated gaming industry.

Forward-Looking Statements

Certain statements included herein, including those that express management’s expectations or estimates of our future performance or future events constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic, regulatory and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939E

For further information: For Media Inquiries: Eric Hollreiser, Press@amaya.com; For Investor Inquiries: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com

CO: Amaya Gaming Group Inc.

CNW 07:45e 13-FEB-15